Exhibit 99.4

HYDROGENICS
Advanced Hydrogen Solutions

Hydrogen, produced by Hydrogenics advanced electrolysis technology, is the only true zero emission fuel from production to consumption.

Third Quarter 2010 Results

Safe Harbor Statement
Certain statements in the Business Update and order backlog sections contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a sustained or broad economic recession or slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel;
inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the
United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Update
Financial Update

Recent Highlights
Revenues up 57%
Operating loss reduced 55%
Finalized CommScope Partnership
Continue to see strengthening of end markets
    worldwide

OnSite Generation
Won orders in Argentina, Canada, Europe,
   Middle East , Russia, and Vietnam
Announced new fueling station order in
   Belgium
Strong demand for energy storage and fueling
    stations in Germany
Further growth in Russia anticipated
Expect full year sales to increase more than
    50% over 2009

Power Systems
CommScope: up to $8.5 million in equity
    ownership over four tranches
Targets growing need in telecom industry for
    reliable backup power
-  Builds on four year working relationship and establishes
    major distribution channel
-  Initial trials in India, Mexico, and North America have
    proven concept
-  Cost reduction plan driven by fundamental innovation
     through simplification, tight integration, parts reduction and electrochemistry improvements
-  Commercial orders under negotiation with end users

Important Report released in the EU
Most comprehensive data based evaluation of the different powertrains that can lead to the decarbonization of the transport sector in Europe.
More than 100,000 points of proprietary data provided by major automotive, oil & gas and industrial players including Hydrogenics.
The report is very supportive of Hydrogen technology:
  Decarbonization targets cannot be met without Hydrogen playing a significant role.
  Cost of the alternative powertrains converge in the next 10 years.
  Hydrogen fuel cells provide range, infrastructure and environmental benefits at ultimately attractive cost.
  Hydrogenics has established a strong position in Hydrogen fueling in the EU. This report is anticipated to strongly bolster our market prospects.
The 30+ coalition members jointly launched the report on Nov. 8 in Brussels.
The report is downloadable from: http://ec.europa.eu/research/fch/index_en.cfm or
        www.now-gmbh.de

Business Update
Financial Update

HYDROGENICS
Advanced Hydrogen Solutions

6
5
4
3
2
1
0
2009
2010
57 %
Power Systems
OnSite Generation

10
8
6
4
2
0
2.6
4.9
1.0
0.7
OnSite Generation
Power Sytems
2009
2010

Notes
Revenues were $5.6 million for the three months ended September 30, 2010. Revenues increased
       57% from the comparable period in 2009 primarily as a result of the shipment of $4.1 million of previously delayed OnSite Generation orders. These delays were caused by delays on the part of some customers to accept delivery of product as initially contracted. The increase in OnSite
       Generation revenues was partially offset by decreased revenues from our Power Systems business unit as a result of production delays resulting from our relocation to a low cost manufacturing facility in Mississauga, Ontario.
Revenues
Three months ended September 30, 2010
$M
Revenues by Business Unit
3.
6
5.6

$M
Revenues

HYDROGENICS
Advanced Hydrogen Solutions

16
14
12
10
8
6
4
2
0
2.5
%
2009
2010
Power Systems
OnSite Generation

$M
15
10
5
0
10.1
11.8
4.5
3.3
OnSite Generation
Power Systems
2009
2010

Revenues
Revenues
Nine months ended September 30, 2010
$M
Revenues by Business Unit
14.6
15.1
Notes
Revenues were $15.1 million for the nine months ended September 30, 2010. Revenues increased
       2.5% from the comparable period in 2009 primarily as a result of increased revenues in our OnSite
       Generation business unit resulting from variations in timing of project deliveries. This increase was partially offset by decreased revenues in our Power Systems business unit resulting from production delays in the third quarter as a result of our relocation to a new low cost manufacturing facility in Mississauga, Ontario.
Revenues

HYDROGENICS
Advanced Hydrogen Solutions

30
25
20
15
10
5
0
2009
2010
9.6 Percentage Points
Test Systems
Power Systems
OnSite Generation

50
45
40
35
30
25
20
15
10
5
0
9.3
22.9
21.6
45.5
OnSite Generation
Power Sytems
2009
2010

Three months ended September 30, 2010
Gross Profit by Business Unit
16.2
25.8
Gross Profit
Notes
Gross Profit was 25.8% for the three months ended September 30, 2010, an increase of 9.6 percentage points from the comparable period in 2009 reflecting: (i) variations in product mix in our
     Power Systems business unit; (ii) more favourable overhead absorption, resulting from increased revenues; and (iii) product cost reductions and reversal of expired warranty provisions in both our
     Power Systems and OnSite Generation business units.

%
%

Gross Profit

HYDROGENICS
Advanced Hydrogen Solutions

25
20
15
10
5
0
2009
2010
20.9
22.9
2.0
Percenta
ge
Points
Test
Systems
Power
Systems
OnSite
Generation

45
40
35
30
25
20
15
10
5
0
21.4
17.9
14.0
39.0
OnSite Generation
Power Systems
2009
2010

Gross Profit by Business Unit
Gross Profit
Notes
Gross Profit was 22.9% for the nine months ended September 30, 2010, an increase of 2.0 percentage points from the comparable period in 2009. This increase reflects lower gross margin in our OnSite Generation business unit resulting from pricing pressure on orders booked in 2009. This decline was partially offset by higher gross profit in our Power Systems business unit resulting from product mix, product cost reductions and the reversal of warranty reserves.
Nine months ended September 30, 2010
Gross Profit
%

HYDROGENICS
Advanced Hydrogen Solutions

Three months ended September 30, 2010

8
6
4
2
0
1.1
4.5
1.1
2.4
38%
2009
2010
R&D
SG&A

Notes
Cash Operating Costs for the three months ended September 30, 2010 decreased 38% from the comparable period in 2009 primarily reflecting the absence of $1.8 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009.
Cash Operating Costs are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations.

Cash Operating Costs
5.6
3.5

20
15
10
5
0
4.5
12.7
2.5
7.3
43%
2009
2010
R&D
SG&A

Nine months ended September 30, 2010
Notes
Cash Operating Costs for the nine months ended September 30, 2010 decreased 43% from the comparable period in 2009 primarily reflecting: (i) the absence of $3.0 million of transaction related expenses associated with our transaction with the trustees of Algonquin Power Income Fund in 2009; (ii) a $1.2 million decrease in selling, general and administrative expenses as a result of ongoing cost reduction efforts; (iii) a $1.8 million decrease in research and product development expenditures resulting from standardization of product development and more focus on product cost reduction efforts; (iv) the absence of $0.6 million of costs related to business streamlining initiatives; (v)
       the absence of $0.6 million of costs attributable to our Test Systems business; and (vi) a $0.2 million increase in research and product development funding
Refer to slide 12 for a definition of our Cash Operating Costs.
Cash Operating Costs
$M
17.2
9.8

2009
2010
0
-2
-4
-6
-5.0
-0.4
-1.7
-0.4
62%
Non-cash Loss
Cash Loss

Three months ended September 30, 2010
$M

Net Loss
5.4
 2.1

HYDROGENICS
Advanced Hydrogen Solutions

2009
2010
-
(2.0)
(4.0)
(6.0)
(8.0)
(10.0)
(12.0)
(14.0)
(16.0)
-14.3
(1.1)
-5.7
(1.0)
57%
Non-cash Loss
Cash Loss

Nine months ended September 30, 2010
Net Loss
$M
 6.7
15.4

	Q2/10 Backlog	Orders Received	Orders Delivered	Q3/10 Backlog
OnSite Generation	$ 15.5	$ 4.9	$ 4.9	$ 15.5
Power Systems	3.6	1.0	0.7	3.9
Total	$ 19.1	$ 5.9	$ 5.6	$ 19.4
As at September 30, 2010

Order Backlog
($M)

Cash and cash equivalents, short-term investments and restricted cash	$ 11.7	$ 11.0	0.7	6.3
Accounts and grants receivable	6.6	4.2	2.4	57.1
Inventories	8.7	11.7	(3.0)	(25.6)
Accounts payable and accrued liabilities	12.1	14.8	(2.7)	(18.2)
Dec. 31
2009
$
%
($M)
Change
Sept. 30
2010

Balance Sheet Highlights

	Three months ended September 30		Change
	2010	2009	$	%
Revenues	$ 5.6	$ 3.6	2.0	55.6
Gross Profit	1.5	0.6	0.9	150.0
% of Revenues	25.8	16.2
Operating Expenses
Selling, general and administrative	2.5	4.6	(2.1)	(45.7)
Research and product development	1.1	1.1	-	-
EBITDA	(2.1)	(5.1)	(3.0)	(58.8)

Notes
EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.  Management uses
       EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss.

Q3 Results (in $ millions)

	Nine months ended September 30		Change
	2010	2009	$	%
Revenues	$ 15.1	$14.6	0.5	3.4
Gross Profit	3.5	3.1	0.4	12.9
% of Revenues	22.9	20.9
Operating Expenses
Selling, general and administrative	7.6	13.0	(5.4)	(41.5)
Research and product development	2.5	4.5	(2.0)	(44.4)
EBITDA	(6.6)	(14.4)	7.8	54.1

Notes
EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.  Management uses
       EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to Net Loss.

YTD Results (in $ millions)

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Cash Operating Costs	$ 3.5
Less: Gross profit	(1.5)	(3.5)
Add: Stock-based compensation	0.1	0.3
Add: Amortization of property, plant and equipment	0.3	0.7
Loss from Operations	$ 2.4	$ 7.3
Cash Operating Costs
($M)

Reconciliation of Non-GAAP Measures

	Three months ended September 30, 2010	Nine months ended September 30, 2010
EBITDA loss	$ 2.1
Add: Amortization of property, plant and equipment	0.3	0.7
Less: Other income	(0.3)	(0.6)
Net Loss	$ 2.1	$ 6.7
EBITDA
($M)

Reconciliation of Non-GAAP Measures

HYDROGENICS
Advanced Hydrogen Solutions

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